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                               August 25, 2022

       Dara Allbright
       Chief Executive Officer
       Worthy Property Bonds, Inc.
       11175 Cicero Dr., Suite 100
       Alpharetta, GA 30022

                                                        Re: Worthy Property
Bonds, Inc.
                                                            Amendment No. 6 to
Offering Statement on Form 1-A
                                                            Filed August 9,
2022
                                                            File No. 024-11563

       Dear Ms. Allbright:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 5, 2022 letter.

       Amended Offering Statement on Form 1-A

       Risk Factors, page 9

   1. Refer to your response to comment 1. Please add a separately-captioned risk factor describing any material
risks related to the fact that you are unable to conduct the offering in Florida. As part of
this risk factor, discuss the specific potential consequences to both you and investors if,
despite the changes that you have made to the company and this offering, Florida
regulators take the position that the offering does not comply with
                                                        Florida issuer-dealer
registration laws.

               You may contact Michael Henderson at (202) 551-3364 or Hugh West at (202) 551-3872
       if you have questions regarding comments on the financial statements and related
 Dara Allbright
Worthy Property Bonds, Inc.
August 25, 2022
Page 2

matters. Please contact Tonya K. Aldave at (202) 551-3601 or John Dana Brown at
(202) 551-
3859 with any other questions.



                                                         Sincerely,
FirstName LastNameDara Allbright
                                                         Division of
Corporation Finance
Comapany NameWorthy Property Bonds, Inc.
                                                         Office of Finance
August 25, 2022 Page 2
cc:       Clint J. Gage, Esq.
FirstName LastName